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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.
                             PROVIDES STATUS UPDATE

         Toronto, Canada, July 14, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws.

         Hollinger continues to devote resources to the completion and filing of its financial statements as soon as practicable. Despite its requests, Hollinger has not, to date, received access to the financial records and management personnel of Hollinger International Inc. ("Hollinger International") and the working papers of Hollinger International's auditors in order to allow for the preparation and, where required, audit of Hollinger's financial statements. As a result, the Litigation Committee of the board of directors of Hollinger has authorized the commencement of legal proceedings to compel such access.

         As a result of Hollinger's inability to obtain the above-noted access, Hollinger is currently not in a position to release alternative financial statements as previously indicated. However, Hollinger intends to provide in its bi-weekly updates certain financial information such as its cash on hand and the current market value of its direct and indirect holdings in Hollinger International.

         As of the close of business on July 14, 2004, Hollinger had approximately US$18 million of cash or cash equivalents on hand and owned, directly or indirectly, 792,560 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the July 13, 2004 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$16.10, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$254,099,216. All of Hollinger's direct and indirect holdings in Hollinger International are pledged as security in connection with Hollinger's senior secured notes due 2011 (the "Notes").

         As previously announced, as a result of the delay in the filing of the 2003 Form 20-F with the United States Securities and Exchange Commission by
June 30, 2004 resulting from the continuing lack of co-operation from Hollinger International, Hollinger is not in compliance with its obligations to deliver to relevant parties its filings under the indenture governing the Notes. US$78 million principal amount of Notes are outstanding under the indenture. The delay does not result in an automatic event of default or acceleration of the Notes. If the trustee under the indenture governing the Notes or the holders of at least 25 percent of the outstanding principal amount of the Notes provide notice of such non-compliance (the "Non-Compliance Notice") to Hollinger, and Hollinger fails to file and deliver the 2003 Form 20-F within 30 days after such notice is provided, the trustee under the indenture or such holders will then have the right to accelerate the maturity of the Notes. Hollinger received a Non-Compliance Notice from the trustee on July 8, 2004. Hollinger is not aware of any holder, or group of related holders or parties, that holds at least
25 percent of the outstanding principal amount of the Notes.

         If an acceleration of the Notes were to occur, Hollinger may be unable to meet its payment obligations in connection therewith. In such case, Hollinger would seek alternative

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financing sources in an effort to satisfy such obligations. At present,
Hollinger does not have any binding agreements or understandings in place with respect to any such financing.

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com